Exhibit 99.1

Origin Agritech Limited Reports Financial Results for the Twelve Months Ended September 30, 2009

Revenues for FY2009 were US $86.8 million from US $75.6 million, an increase of 14.7%

Operating Cash Flow in FY2009 was US $30.59 million from US $8.42 million in FY2008

Advances from Customers rose 57.6% from US$ 20.44 to US$ 32.21 million

BEIJING--(BUSINESS WIRE)--January 14, 2010--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a vertically–integrated supplier of hybrid and genetically-modified crop seeds in China, today announced audited financial results for the year ended September 30, 2009. These audited twelve month results reflect the Company’s financial statements during the period from October 1, 2008 to September 30, 2009. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

China’s Blossoming Seed Industry

With the rapid growth in China prompting greater demands on domestic food production, and China rapidly becoming a net corn importer, as a result of the rising consumer desire for higher quality food products, the Chinese central government has taken several measures to deal with these core issues. Crop seed is the fundamental input in the corn industry, and this input which possesses the greatest upside in gains from technological improvements. According to research, corn seed plays the most active factor in the increase of yield gains, accounting for over 35.5% of the total contribution.

During the past years, the Chinese central government initiated a comprehensive USD 6 billion plan for the implementation of genetically modified food products throughout China. In 2009, they furthered this plan through further implementation, including the approval of the first genetically modified main crop seed in rice and corn. Compared with conventional varieties, the obvious advantages of transgenic varieties are high yield, high quality, disease-resistance, and herbicide resistance. Farmers plant transgenic varieties to both save time and cost, while also reducing the amount of fieldwork. Given Origin’s unique position with our late stage product pipeline, we believe we are the beneficiary of such emerging trends affecting our industry for the next decade.

GMO Phytase Maize, World’s First Approval for Commercial Use

We have pursued genetically modified research, and in November 2009, we received the Bio-Safety Certificate from the Ministry of Agriculture as a final approval for commercial use of the world’s first genetically modified phytase corn. This is the first genetically modified corn seed product in China. We are also actively pursuing the approval of other GM seed products including glyphosate resistant corn and Bt Corn. Origin’s focus remains in the production of higher quality seed products, whether proprietary or licensed.

Consequently, we established several plant genetic engineering technology platforms to meet the demands we foresee in the future. These include transforming genetically modified traits such as herbicide tolerance, insect resistance, nitrogen efficiency, and drought stress tolerance genes into corn inbred lines. As a domestic company, we are afforded the ability to proceed through all five phases of GMO approval, while international entities are restricted to phases one currently, and forbidden to proceed to phase 2 through 5. We have already had several products in the phase 2 to phase 4, and we will be the first company ready to sell and produce GM corn seed in China.

As an example, we have been successful in marketing genetically modified BT cotton varieties in China and plan to continue to develop other new seed varieties. Upon introduction, the Bt cotton gene was able to increase yield and production value. As a result, the farmers were willing to pay more for genetically modified seeds and prices increased roughly four-fold for genetically modified cotton seed as compared to standard hybrid seed. Today, almost all the planted acreage in China utilizes genetically modified cotton seed, exclusive of the Xinjiang region. We believe that other crop seeds can follow similar product adoption patterns.

GMO Catalysts

Glyphosate resistance and Bt corn, as highly successful products elsewhere in the world, remain “industry changers” in China. Origin Agritech retains the exclusive license rights to these specific traits, and expects to be the first company to commercialize these crops in China.

Worldwide, the largest segment of the transgenic crop market has been herbicide resistant crops. Specifically, glyphosate resistant crops have been widely accepted in cotton, corn, and canola in North America. Introduced in the US in 1998, the use of glyphosate resistant corn grew at a compounded annual growth rate of 51.9%, according to the US Department of Agriculture. The rapid historical adoption rate indicates farmers find this trait to extremely valuable. Additionally, Bt crops produce a protein toxic to specific insects used in areas with high levels of infestations of targeted pests. Introduced in 1996 in the US, acreage of Bt corn has grown at a compounded annual growth rate of 36.7%, according to the US Department of Agriculture.

We have roughly 100 total hybrid products in the market, and began to develop Origin’s own proprietary hybrid seed varieties in 1998. As of December 2009, we have 23 proprietary corn seed products, 18 proprietary rice seed products, 3 proprietary cotton seed products and 3 proprietary canola seed products that are in commercial production and distribution. Currently, we have 9 breeding stations and employ 136 full time research personnel. Origin’s longstanding, education-based distribution platform enables us to introduce higher quality products into the marketplace, as Origin’s associated infrastructure affords us the ability to successfully launch genetically modified products.

FY 2009 Accomplishments

  Announcement of World’s First Phytase Maize in Phase 5 of GMO Approval.
  Completion of the repurchase of the remaining outstanding convertible notes, US $17.26 million in principal at 104.
  Introduction of board members Dr. Yingqi Xia and Dr. James Kang, respected members of the Chinese economic development community and international biotech research community, respectively.
  Introduction of Mr. Irving H. Kau as Acting Chief Financial Officer.
  Introduction of a New Drying Facility in Northwestern China.
  Increase in the majority interest in Origin’s subsidiary, Jilin Changrong.
  Compilation of the Strategic Advisory Committee of the Most Prominent Agro-Scientists in China.

FY 2010 Expectation

  FY 2010 Revenue Guidance: RMB 630 million to RMB 660 million
  Hybrid rice and corn seed supply levels at normal levels for FY 2010
  Further development in Origin’s GM product pipeline
  Development of complementary product lines

Liang Yuan, President and Chief Executive Officer of Origin Agritech, commented, “We remain excited of the positive growth trends illustrated by results for the fiscal 2009 year period ended September 30, 2009. While most other industries remain uncertain, we show positive signs of significant improvement in both Origin’s top-line and bottom-line numbers. As expected, Origin’s financials for the fiscal 2009 period ended September 30, 2009 showed revenue growth, margin improvement, and bottom line increases from the fiscal year ended September 30, 2008. We expect these trends to continue into FY 2010. As the market trends more towards technology based products, we have managed Origin’s R&D and operations in anticipation of bringing higher quality products to the market.”

FINANCIAL RESULTS OVERVIEW

Revenues & Gross Margin

Our revenues for the year ended September 30, 2009 were RMB592.49 million (US $86.76 million), an increase of 15.39% from RMB513.49 million (US $75.63 million) in the fiscal year ended September 30, 2008. Inclusive of any currency changes, based on US $, the year over year increase in revenues to US $86.76 million from US $75.63 was 14.73%. For the year ended 2009, our scrap sales only amounted to 0.54% of our total revenues with limited impact on our overall gross margin. Excluding these scrap sales and the impairment of inventory; our gross margins for the period were 35.60% (unaudited) as compared to our 31.56% (unaudited) gross margins for the twelve months ended September 30, 2008.

The revenues resulting from non-scrap seed sales for the twelve months ended September 30, 2009 as compared to that of the twelve months ended September 30, 2008 were as follows:

	Revenues		Gross Margin
	Year ended	Year ended	Year ended	Year ended
	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

	RMB’000	RMB’000
Hybrid Corn seeds*	411,405	355,890	40.60%	35.58%
Hybrid Rice seeds*	125,135	95,083	16.5%	16.93%
Hybrid Cotton seeds*	9,917	16,622	49.9%	36.93%
Hybrid Canola seeds*	42,747	23,774	41.99%	66.54%
Total normal sales*	589,272	491,428	35.60%	31.56%

* exclusive of scrap sales

Cost of Revenue

Our cost of revenue for the year ended September 30, 2009 was RMB392.84 million (US$57.53 million), including the RMB7.40 million (US$1.08 million) inventory write-down. This was a decrease of 2.95% from RMB404.80 million (US$59.62 million) from FY2008, including the inventory write-down of RMB18.01 million (US$2.65 million).

Gross Profit

Our gross profit for the year ended September 30, 2009 increased to RMB199.70 million (US$29.24 million) from RMB108.70 million (US$15.94 million) for the year ended September 30, 2008. This represented an increase of 83.72% from the fiscal year ended September 30, 2008.

Operating expenses

Operating expenses for the year ended September 30, 2009 were RMB153.95 million (US$22.55 million), representing an increase of 1.91% from RMB151.07 million (US$22.25 million) for the fiscal year ended September 30, 2008. For all intents and purposes, our operating expenses were relatively flat as compared to the year ended September 30, 2008. Selling and marketing expenses for the year ended September 30, 2009 were RMB55.65 million (US$8.15 million), representing an increase of 4.61% from RMB53.20 million (US$7.84 million) for the year ended September 30, 2008. General and administrative expenses for the year ended September 30, 2009 were RMB64.83 million (US$9.50 million), representing a decrease of 11.63 % from RMB73.36 million (US$10.80 million) for the twelve months ended September 30, 2008. This decrease in the operating expense during the year in part due to a generally decreased in other operating expenses due to enhancement of control over expenditures during daily operations. Research and development expenses for the year ended September 30, 2009 were RMB33.47 million (US$4.90 million), representing an increase of 36.56 % from RMB24.51million (US$3.61 million) for the twelve months ended September 30, 2008. These R& D expenses represent 5.65% of our total revenues inline with our 5.0% of total revenue targets.

Income from Operations

As a result of the impact of the components described above, we had gain from operations for the year ended September 30, 2009 of RMB45.70 million (US$6.69 million), compared with the loss from operations of RMB42.38 million (US$6.24 million) for the twelve months ended September 30, 2008.

Net Income

Our net loss was RMB40.82 million (US$5.98 million) in the year ended September 30, 2009, as compared to the net loss of RMB43.29 million (US$6.37 million) for the fiscal year ended September 30, 2008. In Q209, the company repurchased their outstanding convertible notes from Citadel Investment Group (CIG). While this event had no material impact on our Q409 financial results, the repurchase event does affect our fiscal year financial figures. As a result, a similar GAAP vs. Non GAAP calculation has been calculated for reference. Excluding non-recurring charges related to the convertible notes charged mainly in the second quarter of 2009, net income for the fiscal year ended 2009 was RMB 1.91 million (unaudited), or US$0.08 per diluted share, as compared to a loss of US$0.27 per share a year ago.

GAAP and non-GAAP FY 2009

Origin Agritech Limited
Consolidated Statements of Income Data (USD in thousands, except per share amounts)
(unaudited)

	Year Ended September 30

		2008			2009
	GAAP (1)	Difference	Non-GAAP (2)	GAAP (1)	Difference	Non-GAAP (2)

Income from Operations	(6,243)	-	(6,243)	6,689	-	6,689

Interest Expense	(5,439)	(1,633)	(3,806)	(2,458)	(763)	(1,695)
Other Income/ (Expense)	93	-	93	(7,192)	(7,483)	291
Changes in Fair Value of Embedded Derivatives
	2,979	2,979	0	483	483	0

Share of Earnings in Equity Investee, Interest Income, Income Tax Expenses, and Minority Interests

	2,234	-	2,234	(3,502)	-	(3,372)

Net Income (Loss)	(6,376)	1,346	(7,722)	(5,980)	(7,893)	1,913

EPS	(0.27)	0.06	(0.34)	(0.26)	(0.34)	0.08

Weighted Average
Number of Shares
Basic and Diluted	22,987,270		22,987,270	23,013,692		23,013,692

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).

(2) Non-GAAP amounts exclude repurchase-related special items, the amortization of the discount of the convertible notes and the gains from the write-downs of the fair value of embedded derivatives.

Balance Sheet

As of September 30, 2008 and 2009, we had approximately RMB102.26 million (US $15.00 million) and RMB121.26 million (US $17.76 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consisted of cash on hand.

Our Advances from Customers at September 30, 2009 were RMB219.963 million (US $32.21 million), an increase of 58.47% from RMB138.80 million (US $20.44 million) at September 30, 2008. Inclusive of any currency changes, based on US $, the year over year increase in revenues to US $32.21 million from US $20.44 was 57.58%.

Conference Call Information

The Company will host a teleconference on January 14, 2010, at 8:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the fiscal year end results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 15 minutes prior to the scheduled start time.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED BALANCE SHEETS
(In thousands, except number of share and per share data)

	September 30,
	2008	2009	2009
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	102,263	121,255	17,756
Restricted bank deposits (note 13)	-	500	73
Accounts receivable, less allowance for doubtful amounts of RMB842 as of September 30, 2008 and 2009	4,686	5,692	834
Due from related parties (note 4)	10,542	7,004	1,026
Advances to suppliers (note 5)	1,937	1,937	284
Advances to growers	45,488	24,681	3,614
Inventories (note 6)	387,734	341,770	50,047
Income tax recoverable (note 19)	1,697	1,725	253
Prepaid expenses and other current assets (note 7)	11,195	8,725	1,277

Total current assets	565,542	513,289	75,164
Land use rights, net (note 8)	21,055	20,496	3,001
Plant and equipment, net (note 9)	146,372	152,962	22,399
Equity investments (note 10)	65,384	65,453	9,585
Goodwill (note 1)	16,665	16,665	2,440
Acquired intangible assets, net (note 11)	32,305	36,648	5,367
Deferred income tax assets (note 19)	26,192	15,040	2,202
Other assets (note 12)	20,781	3,991	584

Total assets	894,296	824,544	120,742

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings (note 13)	163,940	80,290	11,757
Accounts payable	7,924	13,938	2,041
Note payable (note 14)	-	117,896	17,264
Due to growers	14,033	9,619	1,409
Due to related parties (note 4)	15,671	15,699	2,299
Advances from customers	138,804	219,963	32,210
Deferred revenues	34,848	18,280	2,677
Income tax payable	39,059	39,661	5,808
Other payables and accrued expenses (note 15)	73,297	31,476	4,609

Total current liabilities	487,576	546,822	80,074
Long-term borrowings (note 13)	940	-	-
Convertible notes, net of discount of RMB79,935 as of September 30, 2008 (note 14)	65,294	-	-
Embedded derivatives-redemption feature (note 14)	33,580	-	-
Other long-term liabilities (note 16)	3,658	-	-

Total liabilities	591,048	546,822	80,074
Minority interests	39,224	51,389	7,525
Commitments and contingencies (note 23)
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,013,692 shares issued and outstanding as of September 30, 2008 and 2009)	-	-	-
Additional paid-in capital	388,860	391,620	57,347
Retained earnings (deficit)	(84,690)	(125,507)	(18,379)
Treasury stock at cost (498,851 shares) (note 18)	(29,377)	(29,377)	(4,302)
Accumulated other comprehensive loss	(10,769)	(10,403)	(1,523)

Total shareholders’ equity	264,024	226,333	33,143

Total liabilities, minority interests and shareholders’ equity	894,296	824,544	120,742

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except number of share and per share data)

	Year ended September 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Revenues	489,379	513,490	592,492	86,761
Cost of revenues	(462,852)	(404,795)	(392,842)	(57,526)

Gross profit	26,527	108,695	199,650	29,235

Operating expenses:
Selling and marketing	(57,994)	(53,203)	(55,648)	(8,149)
General and administrative	(92,246)	(73,355)	(64,833)	(9,495)
Research and development	(28,441)	(24,513)	(33,473)	(4,902)

Total operating expenses	(178,681)	(151,071)	(153,954)	(22,546)

Income (loss) from operations	(152,154)	(42,376)	45,696	6,689
Interest expense	(21,697)	(36,939)	(16,784)	(2,458)
Share of earnings (loss) in equity investee companies	(669)	7,702	4,669	684
Interest income	10,942	5,199	2,036	298
Loss on repurchase of convertible notes (note 14)	-	-	(51,101)	(7,483)
Other income	1,312	628	1,991	291
Changes in the fair value of embedded derivatives	12,601	20,229	3,300	483

Income (loss) before income taxes and minority interests	(149,665)	(45,557)	(10,193)	(1,496)
Income tax expense (note 19)
Current	(8,737)	(9,369)	(580)	(85)
Deferred	8,786	13,364	(11,152)	(1,633)

Income tax expense	49	3,995	(11,732)	(1,718)

Income (loss) before minority interests	(149,616)	(41,562)	(21, 925)	(3,214)
Minority interests	(13,584)	(1,724)	(18,892)	(2,766)

Net income (loss)	(163,200)	(43,286)	(40,817)	(5,980)

Net income (loss) per share – basic (note 20)	RMB(7.01)	RMB(1.88)	RMB (1.77)	USD(0.26)

Net income (loss) per share – diluted (note 20)	RMB(7.01)	RMB(1.88)	RMB (1.77)	USD(0.26)

Shares used in calculating basic net income (loss) per share	23,268,062	22,987,270	23,013,692	23,013,692

Shares used in calculating diluted net income (loss) per share	23,268,062	22,987,270	23,013,692	23,013,692

Cash dividend per share	-	-	-	-

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Operating activities:
Net loss	(163,200)	(43,286)	(40,817)	(5,980)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	22,032	22,298	21,266	3,114
Loss on disposal of plant and equipment	851	823	457	67
Gain on disposal of acquired intangible assets	(104)	-	-	-
Gain on disposal of debt securities	(3,339)	(3,845)	-	-
Change in the fair value of embedded derivatives	(12,601)	(20,229)	(3,300)	(483)
Impairment on receivables	2,464	(1,051)	26	4
Inventory write down	77,244	18,005	7,395	1,083
Impairment on intangible assets	2,325	1,962	-	-
Loss on repurchase of convertible note	-	-	51,101	7,483
Interest expense and amortization of discount on convertible notes	4,127	18,824	3,799	557
Written-off of acquired research and development expenses	2,196	-	-	-
Deferred income tax assets	(8,786)	(13,364)	11,152	1,633
Minority interests	13,584	1,724	18,892	2,766
Share-based compensation expense	5,284	10,104	2,760	404
Share of earnings in equity investee companies	669	(7,702)	(4,669)	(684)
Changes in operating assets and liabilities:
Accounts receivable, net	8,323	(902)	(1,006)	(147)
Due from related parties	(516)	3,251	3,538	518
Advances to growers	28,354	(21,036)	20,807	3,047
Advances to suppliers	2,530	(908)	-	-
Inventories	(57,477)	43,468	38,569	5,648
Income tax recoverable	426	63	(28)	(4)
Prepaid expenses and other current assets	7,510	(1,803)	2,444	358
Other assets	75	(295)	10,182	1,491
Accounts payable	(31,238)	(6,441)	6,014	881
Due to growers	(20,983)	(3,778)	(4,414)	(646)
Due to related parties	(6,102)	11,438	16,856	2,468
Advances from customers	(44,182)	56,617	81,159	11,884
Deferred revenues	(863)	11,610	(16,568)	(2,426)
Income tax payable	-	-	602	88
Other long-term liabilities	2,458	200	(3,658)	(536)
Other payables and accrued expenses	(303)	(18,549)	(13,676)	(2,003)

Net cash provided by (used in) operating activities	(169,242)	57,198	208,883	30,588

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year ended September 30,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Investing activities:
Dividends received	1,200	1,200	4,600	674
Purchase of plant and equipment	(36,526)	(19,662)	(18,804)	(2,754)
Purchase of debt securities	(286,270)	(215,907)	-	-
Loan to shareholders of a subsidiary	(825)	-	-	-
Repayment of loan from shareholders of a subsidiary	-	3,000	-	-
Proceeds from disposal of plant and equipment	8,002	2,019	1,395	204
Proceeds from disposal of acquired intangible assets	267	49	-	-
Proceeds from sale of debt securities	297,020	346,048	-	-
Purchase of land use rights	(5,458)	-	-	-
Acquisition of equity method investment	(30,330)	-	-	-
Deposits for purchase of acquired technology and land use rights	-	(6,732)	(2,650)	(388)
Deposits for purchase of plant and equipment	(122)	(448)	(332)	(49)
Business acquisition, net of cash acquired	(31,872)	-	-	-
Purchase of intangible assets	(6,034)	(1,937)	(100)	(15)
Net cash provided by/(used in) investing activities	(90,948)	107,630	(15,891)	(2,328)

Financing activities:
Restricted bank deposits	-	-	(500)	(73)
Proceeds from short-term borrowings	361,400	283,000	134,850	19,747
Repayment of short-term borrowings	(346,000)	(388,400)	(219,440)	(32,134)
Repayment of third party loans	(6,256)	(1,208)	(4,560)	(668)
Repurchase of convertible notes	-	(106,849)	(68,290)	(10,000)
Proceeds from issuance of convertible bonds	302,384	-	-	-
Dividends paid to minority interest	-	-	(17,993)	(2,635)
Advance from a shareholder	1,623	-	-	-
Exercise of staff options	-	1,432	-	-
Repurchase of treasury stock	(29,377)	-	-	-
Net cash provided by (used in) financing activities	283,774	(212,025)	(175,933)	(25,763)

Net increase (decrease) in cash and cash equivalents	23,584	(47,197)	17,059	2,494
Cash and cash equivalents, beginning of year	140,953	162,314	102,263	14,975
Effect of exchange rate changes on cash and cash equivalents	(2,223)	(12,854)	1,933	287
Cash and cash equivalents, end of year	162,314	102,263	121,255	17,756

Supplemental disclosure of cash flow information:
Income taxes paid	8,311	9,306	6	1

Interest paid	18,280	18,566	11,574	1,695

CONTACT:
Origin Agritech Limited
Irving Kau
Acting Chief Financial Officer
Tel: 011.86.136.8108.0243 or 949.726.8101
Email: Irving.kau@originseed.com.cn